Filed by Revance Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Hint, Inc.

(Commission File No. 001-36297)

The following communication is being filed in connection with the acquisition of Hint, Inc. by Revance Therapeutics, Inc.

Powering Prestige Experiences in Aesthetics with Products and Services Portfolio Revance Acquisition of May 19, 2020Powering Prestige Experiences in Aesthetics with Products and Services Portfolio Revance Acquisition of May 19, 2020

Forward-looking Statements / Safe Harbor / Market Data This presentation contains forward-looking statements which include, but are not limited to, statements regarding expected timing, completion and effects of the proposed transaction, the related benefits of the HintMD platform and related technologies to Revance and the combined business, market acceptance and opportunity, and the updated 2020 financial outlook and cash runway. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Revance’s expectations and beliefs regarding these matters may not materialize. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of uncertainties, risks and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed transaction, satisfaction of closing conditions precedent to the consummation of the proposed transaction, potential delays in consummating the transaction and the ability of Revance to timely and successfully achieve the anticipated benefits of the transaction. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the caption “Risk Factors” and elsewhere in Revance’s most recent filings with the SEC, including Revance’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 and any subsequent reports on Form 10-K, Form 10-Q or Form 8-K filed with the SEC from time to time and available at www.sec.gov. These documents can be accessed on the Revance Investor Relations page at https://investors.revance.com/ by clicking on the link titled “Financials and Filings.” The risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Revance’s and HintMD’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. The forward-looking statements included in this communication are made only as of the date hereof. Revance assumes no obligation and does not intend to update these forward-looking statements, except as required by law. ADDITIONAL INFORMATION AND WHERE TO FIND IT Revance plans to file with the SEC, and the parties plan to furnish to the investors of HintMD, a Registration Statement on Form S-4, which will constitute a prospectus of Revance and will include an information statement of HintMD, in connection with the proposed transaction. The prospectus/information statement described above will contain important information about Revance, HintMD, the proposed transaction and related matters. Investors are urged to read the prospectus/information statement carefully when it becomes available. Investors will be able to obtain free copies of these documents, and other documents filed with the SEC by Revance, through the website maintained by the SEC at www.sec.gov. In addition, investors will be able to obtain free copies of these documents from Revance by going to the Revance Investor Relations web page at https://investors.revance.com/ and clicking on the link titled “Financials and Filings” or by contacting Revance’s Investor Relations group at the following: Revance Therapeutics, Inc.:, Jeanie Herbert, 714-325-3584, jherbert@revance.com or Gilmartin Group, LLC.:, Laurence Watts, 619-916-7620, laurence@gilmartinir.com Participants in the Solicitation The respective directors and executive officers of Revance and HintMD may be deemed to be participants in the solicitation of written consents from the securityholders of HintMD in connection with the proposed transaction. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the prospectus/information statement described above. Additional information regarding Revance’s directors and executive officers is included in Revance’s proxy statement for its Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2020. This document is available from Revance free of charge as described in the preceding paragraph. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 2Forward-looking Statements / Safe Harbor / Market Data This presentation contains forward-looking statements which include, but are not limited to, statements regarding expected timing, completion and effects of the proposed transaction, the related benefits of the HintMD platform and related technologies to Revance and the combined business, market acceptance and opportunity, and the updated 2020 financial outlook and cash runway. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Revance’s expectations and beliefs regarding these matters may not materialize. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of uncertainties, risks and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed transaction, satisfaction of closing conditions precedent to the consummation of the proposed transaction, potential delays in consummating the transaction and the ability of Revance to timely and successfully achieve the anticipated benefits of the transaction. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the caption “Risk Factors” and elsewhere in Revance’s most recent filings with the SEC, including Revance’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 and any subsequent reports on Form 10-K, Form 10-Q or Form 8-K filed with the SEC from time to time and available at www.sec.gov. These documents can be accessed on the Revance Investor Relations page at https://investors.revance.com/ by clicking on the link titled “Financials and Filings.” The risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Revance’s and HintMD’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. The forward-looking statements included in this communication are made only as of the date hereof. Revance assumes no obligation and does not intend to update these forward-looking statements, except as required by law. ADDITIONAL INFORMATION AND WHERE TO FIND IT Revance plans to file with the SEC, and the parties plan to furnish to the investors of HintMD, a Registration Statement on Form S-4, which will constitute a prospectus of Revance and will include an information statement of HintMD, in connection with the proposed transaction. The prospectus/information statement described above will contain important information about Revance, HintMD, the proposed transaction and related matters. Investors are urged to read the prospectus/information statement carefully when it becomes available. Investors will be able to obtain free copies of these documents, and other documents filed with the SEC by Revance, through the website maintained by the SEC at www.sec.gov. In addition, investors will be able to obtain free copies of these documents from Revance by going to the Revance Investor Relations web page at https://investors.revance.com/ and clicking on the link titled “Financials and Filings” or by contacting Revance’s Investor Relations group at the following: Revance Therapeutics, Inc.:, Jeanie Herbert, 714-325-3584, jherbert@revance.com or Gilmartin Group, LLC.:, Laurence Watts, 619-916-7620, laurence@gilmartinir.com Participants in the Solicitation The respective directors and executive officers of Revance and HintMD may be deemed to be participants in the solicitation of written consents from the securityholders of HintMD in connection with the proposed transaction. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the prospectus/information statement described above. Additional information regarding Revance’s directors and executive officers is included in Revance’s proxy statement for its Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2020. This document is available from Revance free of charge as described in the preceding paragraph. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 2

Acquisition would provide REVANCE access to $500M+ opportunity in payment services from $56B aesthetics annual payment processing market Data on File, IBIS, ISAPS, AmSpa 3Acquisition would provide REVANCE access to $500M+ opportunity in payment services from $56B aesthetics annual payment processing market Data on File, IBIS, ISAPS, AmSpa 3

Strategic Acquisition Would Augment Revance's Strong Aesthetic Product Portfolio with Innovative FinTech Platform revance

DaxibotulinumtoxinA for Injection

RHA® Collection

HINTMD

PRODUCTS

SERVICES

Powering Prestige Practice and Patient Experiences

Vertically-integrated payments platform for medical aesthetic practices

Patient subscriptions and practice loyalty programs improve practice economics

Advances Revance's vision to improve outcomes for patients and practices

4

RHA® is a trademark of TEOXANE SA.

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HintMD’s Integrated Platform Transforms Revance’s Commercial Footprint in Aesthetics Creates near-term value Leverages commercial with recurring revenue infrastructure Adds experienced fintech talent to: Aligns with Revance’s vision to • Expand our digital capabilities build a prestige aesthetics franchise that transforms patients • Address practice and patient desires for a and practice experiences loyalty program • Add features and capabilities to the platform over time 5HintMD’s Integrated Platform Transforms Revance’s Commercial Footprint in Aesthetics Creates near-term value Leverages commercial with recurring revenue infrastructure Adds experienced fintech talent to: Aligns with Revance’s vision to • Expand our digital capabilities build a prestige aesthetics franchise that transforms patients • Address practice and patient desires for a and practice experiences loyalty program • Add features and capabilities to the platform over time 5

INTEGRATED PAYMENTS MARKETS OVERVIEW 6INTEGRATED PAYMENTS MARKETS OVERVIEW 6

Fintech Industry Trends: Convergence of Software & Payments Provides businesses with the tools to drive growth, scale operations and gain insights SEAMLESS INTEGRATION IMPROVE INSIGHTS GENERATE SALES STREAMLINE BUSINESS & ANALYTICS Online Booking Software Payment Acceptance Customer Retention Tools Lead Generation Solutions Recurring Billing & e-Invoicing Business Intelligence Email Marketing Management Software Marketing Automation Website Builder CRM Reputation Management 7Fintech Industry Trends: Convergence of Software & Payments Provides businesses with the tools to drive growth, scale operations and gain insights SEAMLESS INTEGRATION IMPROVE INSIGHTS GENERATE SALES STREAMLINE BUSINESS & ANALYTICS Online Booking Software Payment Acceptance Customer Retention Tools Lead Generation Solutions Recurring Billing & e-Invoicing Business Intelligence Email Marketing Management Software Marketing Automation Website Builder CRM Reputation Management 7

Vertically-Integrated Payment Platforms are Disrupting Traditional Markets


Search for Anything
FITNESS
WELLNESS
BEAUTY
Your Favorites
SEE ALL
Fitness Connection
SCHEDULE
Sweat from home!
Virtual Classes
EXPLORE
Last Minute Offers
SEE ALL

MINDBODY

Spa & Fitness[1]

$1.9 Billion
Acquired by Vista Partners

Integrated Payments Key to Value Proposition

- Point-of-Sale Purchases
- Recurring Memberships
- Web & Mobile Sales
- MINDBODY App Promotional Sales
- Network Partner Sales



toast

Restaurant Management Platform[2]

2020 Valuation $4.9 Billion
2019 Forbes Fintech 50

Technology Platform Streamlining Restaurant Operations

- Point-of-Sale Technology Platform
- Online Ordering
- Email Marketing
- Guest Facing Technology
- Payroll and Team Management
- Customer Success Team

1. Vista Equity Partners & Mindbody Press Release: https://company.mindbodyonline.com/press/vista-equity-partners-completes-acquisition-of-mindbody-inc
2. Toast Press Release: https://www.reuters.com/article/us-toast-funding/restaurant-software-maker-toast-valued-at-4-9-billion-after-latest-funding-round-idUSKBN20829J, https://pos.toasttab.com/about

8

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Delivering **Prestige Patient and Practice Experience** Through Vertically-Integrated Payments Platform For Aesthetic Practices



Payment Terminal
Brand Reward Points + Cards
Patient Lending
EMR
Practice Loyalty Program

Conventional Experience

Multiple Points of Engagement



Practice Loyalty Rewards
eCommerce/ Logistics
Patient Wallet With Practice
Patient Lending
Patient Subscriptions
In-Practice Marketing + Lead Gen
Point-of-Sale Payments
Analytics, Inventory, Scheduling

HINTMD

Experience

Single Point of Engagement

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9

HintMD's Investment in PCI Compliance* and PayFac Enables Competitive Advantage in the Aesthetics Market

Payment Facilitators (PayFac) manage merchant underwriting process, risk management, and payment processing – enabling innovation within industry verticals which delivers competitive advantage and offers incremental value to platform customers

Begin accepting payments **immediately**

PCI **compliant**

Fraud control

Compliance requirements managed by HintMD

PayFac **enables patient** level **data** insights

10

* PCI DSS – Payment card industry data security standard

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Controlling More of the Payments Chain Strengthens HintMD’s Offering 2.87 – 4.35% Avg. fee per transac7on 3 0.5 - 1% Practice Cost Reseller Fees Gateway Fees Risk Management Processor Fees Card Brand Fees Issuer Fees Fees 3 0.5 - 1% 1. https://squareup.com/guides/credit-card-processing-fees-and-rates 11 2. Data on file, IBIS, ISAPS, AmSpa 3. Data on file HINTMD Conventional Value Chain Value ChainControlling More of the Payments Chain Strengthens HintMD’s Offering 2.87 – 4.35% Avg. fee per transac7on 3 0.5 - 1% Practice Cost Reseller Fees Gateway Fees Risk Management Processor Fees Card Brand Fees Issuer Fees Fees 3 0.5 - 1% 1. https://squareup.com/guides/credit-card-processing-fees-and-rates 11 2. Data on file, IBIS, ISAPS, AmSpa 3. Data on file HINTMD Conventional Value Chain Value Chain

U.S. Market Opportunity – Aesthetics Payment Processing in 2019

33k

Aesthetics practices in the U.S.

$1.7M

Average revenue per year

$56 Billion
Annual Payment Processing Opportunity

$500+ Million
Revenue Opportunity in U.S. Aesthetic Payment Services

12
Data on file, IBIS, ISAPS, AmSpa

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Physician Research Shows Strong Interest in FINTECH Platform – New Payment and Loyalty Solutions

64%
Would consider/ ready to switch due to pricing or integration

2x
Increase in visits due to subscriptions

90%
Value automated brand loyalty as a major value driver



"Previously, payment solutions and brand loyalty programs were all separate processes in my practice. By adding HintMD's platform, we have streamlined our practice operations and improved our patient experience. Additionally, by adding HintMD's subscriptions, our annual injectable revenue has increased by almost $1,000 per patient."

Grant Stevens, M.D , F.A.C.S.

MARINA PLASTIC SURGERY

13
Data on file

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OVERVIEW 14OVERVIEW 14

From Dynamic Subscriptions to a Vertically-Integrated Payments Platform

2015

Founding
Hint, Inc. founded in Silicon Valley, California

2016

HINTMD

Proof-of-Concept
Launch POC platform to test in-practice aesthetic skincare subscriptions



Dynamic Subscriptions
Launched subscriptions for services & skincare

2017



Patient App
Launched Patient APP to follow Treatment Plan

2018

Payments
Development Launch

2019

Allergan

Allergan Investment
to develop Brilliant Distinctions® rewards automation



Point-of-Sale
Released during ASAPS 2019

PayFac
underwritten by Visa, MasterCard, and FiServ

2020

Brand Rewards
Launched Brilliant Distinctions® Integration



PC/HintMini
Launched full Point-of-Sale



Patient Wallet
Launch Ready

2021

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Full Commercial
Platform & Integrated Partners

* Brilliant Distinctions® is a registered trademarks of Allergan

15

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HintMD will Power Prestige Patient Experiences in Aesthetic Practices Today and in the Future

HINTMD Platform
Patient Wallet

HINTMD Platform
Practice Custom Loyalty

HINTMD Platform
eCommerce Shipping

HINTMD Platform
Insights & Analytics

HINTMD Platform
Subscriptions

HINTMD Platform
Installments

HINTMD Platform
Point-of-Sale
(No-Touch)



SUBSCRIPTIONS & PRACTICE LOYALTY
SMART PAYMENTS PLATFORM
PARTNER INTEGRATIONS

HINTMD PARTNERS*
Brand Loyalty Programs

HINTMD PARTNERS*
EMR / Practice Management

HINTMD PARTNERS*
Patient Lending

HINTMD PARTNERS*
Marketing & Lead Generation

16

* Future – in progress

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Simple. Seamless. Smart - Point of Sale System that Delivers

Touchless benefits of smart payments


HINTMD

HintMD enables practices to complete checkout with **no contact needed** between your patients and staff.

Simple Checkout Options

- Front Desk
- In Treatment Rooms
- Remotely



"Our partnership with HintMD simplified my practice, gave us evenly distributed cash flow, no more late-night cosmetic events, attracted new patients and happier existing patients returning on schedule. During the COVID crisis, HintMD's patient subscriptions provided much needed cash flow helping my practice through the shutdown."

Robert Beer M.D.
Balfour Dermatology

17

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Consumer Interest in Aesthetics Subscriptions is High

Aesthetic subscriptions are broadly appealing, with an even distribution of interest across ages and incomes



52% consumers interested in aesthetic subscriptions[1]

33% of aesthetics patients participate in some kind of subscription[1]

1. The American Society of Plastic Surgeons. 2018 Plastic Surgery Statistic Report. Available at: https://www.plasticsurgery.org/documents/News/Statistics/2018/plastic-surgery-statistics-full-report-2018.pdf. Accessed July 2019
Subscription defined as recurring billing process for regular, repeated treatments at a practice. , Data on File

18

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Dynamic Subscriptions - Grow Recurring Revenue Through Increased Patient Compliance & Loyalty Provides an opportunity to create practice-centric loyalty programs 85% of practices believe subscriptions are an important/very important value driver Subscription patients visit 50-100% more frequently than non- subscribers Subscription patients spend 25-50% more per year than non-subscribers Patient treatment plans can be personalized into dynamic subscriptions with flexibility across brands and frequencies Enables practices to deliver custom practice loyalty programs to patients Data on file 19Dynamic Subscriptions - Grow Recurring Revenue Through Increased Patient Compliance & Loyalty Provides an opportunity to create practice-centric loyalty programs 85% of practices believe subscriptions are an important/very important value driver Subscription patients visit 50-100% more frequently than non- subscribers Subscription patients spend 25-50% more per year than non-subscribers Patient treatment plans can be personalized into dynamic subscriptions with flexibility across brands and frequencies Enables practices to deliver custom practice loyalty programs to patients Data on file 19

Third-Party Integration via Open Platform Skincare Products Partner Integration • Payment processing provides access to real-time structured data Loyalty Programs enabling brand reward automation • Streamlines reconciliation and reduces burden on staff resources • Practice-level sell-through data provides real-time feedback on brand Service Providers promotions *The above skincare products, loyalty programs and service providers are registered 20 trademarks of their respective companies.Third-Party Integration via Open Platform Skincare Products Partner Integration • Payment processing provides access to real-time structured data Loyalty Programs enabling brand reward automation • Streamlines reconciliation and reduces burden on staff resources • Practice-level sell-through data provides real-time feedback on brand Service Providers promotions *The above skincare products, loyalty programs and service providers are registered 20 trademarks of their respective companies.

Revenue Drivers for Revance with HintMD

	GROWTH DRIVERS	REVANCE OPPORTUNITIES
Smart point-of-sale (Payment Processing)	# US practices	Increasing spend in the medical aesthetic industry will drive new practice openings and total revenue available for processing
	% credit card transactions	Consumers will continue to transition to credit, resulting in a growing share of spend going through payment processors
Opportunities to enhance practice-to-patient value	# Medical aesthetic patients	Growing acceptance regarding medical aesthetic treatments will drive growth in number of patients receiving treatments
	Subscription adoption	Enhanced awareness of subscription payment options will drive a larger portion of consumers to adopt over time
Integrated and innovative solutions	# US practices	Increasing spend in the medical aesthetic industry will drive new practice openings and expand account base for software sales
	Loyalty adoption	Consumers have come to expect rewards programs to be available across all channels where they shop, including medical aesthetics

21

Data on file, IBIS, ISAPS, AmSpa,

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INTEGRATION / DEAL TERMS 22INTEGRATION / DEAL TERMS 22

HintMD Integration Revance Future Footprint Access to technology talent, which will remain as a cohesive team Combines current Revance sales force with HintMD specialists as technical experts Pleasanton Synergize across commercial, (Technology) Newark G&A and non-technology functions (HQ + Operations) Centers of excellence with technology hubs in the San Francisco Bay Area and a commercial hub Irvine in Irvine. (Commercial) 23 23HintMD Integration Revance Future Footprint Access to technology talent, which will remain as a cohesive team Combines current Revance sales force with HintMD specialists as technical experts Pleasanton Synergize across commercial, (Technology) Newark G&A and non-technology functions (HQ + Operations) Centers of excellence with technology hubs in the San Francisco Bay Area and a commercial hub Irvine in Irvine. (Commercial) 23 23

Revance Commercial Launch Cadence


Products
RHA® Collection
PREVU
Prestige Education and Training Program for select practices
Consumer Digital & DTC Push
RHA® Collection
DaxibotulinumtoxinA for Injection
Anticipated PDUFA Nov 25th
PREVU
Prestige Education and Training Program for select practices
DaxibotulinumtoxinA for Injection
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Uniting Innovative Products and Digital Services
Services
HINTMD
Acquisition announced
Anticipated deal close & integration
Build install base by launching platform to RVNC KOLs
Expand HintMD launch with RVNC salesforce
HINTMD

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24

Key Financial Highlights and Key Business Terms HintMD currently installed in ~175 pilot practices 2019 Revenue $1.4M Stock-for-stock Non-cash Management team Intention to nominate business investment of 8.54 and directors subject to Co-Founder and CEO, combination million shares lockup agreements Aubrey Rankin, for election to the RVNC Board upon close 25 Deal is subject to Hint, Inc. shareholder approval Key Financial Highlights and Key Business Terms HintMD currently installed in ~175 pilot practices 2019 Revenue $1.4M Stock-for-stock Non-cash Management team Intention to nominate business investment of 8.54 and directors subject to Co-Founder and CEO, combination million shares lockup agreements Aubrey Rankin, for election to the RVNC Board upon close 25 Deal is subject to Hint, Inc. shareholder approval

Revance Financial Overview and Updated 2020 Guidance Cash runway unchanged into 2023 $511M $220 to $230M Cash, cash equivalents and FY 2020 Non-GAAP 1 short-term investments Operating Expense 1. As of March 31, 2020, unaudited, See “Use of Non-GAAP Financial Measures” in press release entitled “Revance Reports First Quarter 2020 Financial Results and Provides Corporate Update” issued by Revance on May 7, 2020 26 Because of this transaction, the GAAP operating expenses will not be in the previously provided range, but cannot be estimated at this time.Revance Financial Overview and Updated 2020 Guidance Cash runway unchanged into 2023 $511M $220 to $230M Cash, cash equivalents and FY 2020 Non-GAAP 1 short-term investments Operating Expense 1. As of March 31, 2020, unaudited, See “Use of Non-GAAP Financial Measures” in press release entitled “Revance Reports First Quarter 2020 Financial Results and Provides Corporate Update” issued by Revance on May 7, 2020 26 Because of this transaction, the GAAP operating expenses will not be in the previously provided range, but cannot be estimated at this time.

Daring to make a diﬀerence with products, and now services, delivering meaningful outcomes to our customers 27 27Daring to make a diﬀerence with products, and now services, delivering meaningful outcomes to our customers 27 27

THANK YOU 28THANK YOU 28

Additional Information and Where to Find It

Revance plans to file with the SEC, and the parties plan to furnish to the investors of HintMD, a Registration Statement on Form S-4, which will constitute a prospectus of Revance and will include an information statement of HintMD, in connection with the proposed transaction. The prospectus/information statement described above will contain important information about Revance, HintMD, the proposed transaction and related matters. Investors are urged to read the prospectus/information statement carefully when it becomes available. Investors will be able to obtain free copies of these documents, and other documents filed with the SEC by Revance, through the website maintained by the SEC at www.sec.gov. In addition, investors will be able to obtain free copies of these documents from Revance by going to the Revance Investor Relations web page at https://investors.revance.com/ and clicking on the link titled “Financials and Filings” or by contacting Revance’s Investor Relations group at the following:

Revance Therapeutics, Inc.:, Jeanie Herbert, 714-325-3584, jherbert@revance.com or Gilmartin Group, LLC.:, Laurence Watts, 619-916-7620, laurence@gilmartinir.com

Participants in the Solicitation

The respective directors and executive officers of Revance and HintMD may be deemed to be participants in the solicitation of written consents from the securityholders of HintMD in connection with the proposed transaction. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the prospectus/information statement described above. Additional information regarding Revance’s directors and executive officers is included in Revance’s proxy statement for its Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2020. This document is available from Revance free of charge as described in the preceding paragraph.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains forward-looking statements which include, but are not limited to, statements regarding expected timing, completion and effects of the proposed transaction, the related benefits of the HintMD platform and related technologies to Revance and the combined business, market acceptance and opportunity, and the updated 2020 financial outlook and cash runway. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Revance’s expectations and beliefs regarding these matters may not materialize. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of uncertainties, risks and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed transaction, satisfaction of closing conditions precedent to the consummation of the proposed transaction, potential delays in consummating the transaction and the ability of Revance to timely and successfully achieve the anticipated benefits of the transaction. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the caption “Risk Factors” and elsewhere in Revance’s most recent filings with the SEC, including Revance’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 and any subsequent reports on Form 10-K, Form 10-Q or Form 8-K filed with the SEC from time to time and available at www.sec.gov. These documents can be accessed on the Revance Investor Relations page at https://investors.revance.com/ by clicking on the link titled “Financials and Filings.” The risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Revance’s and HintMD’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume.

The forward-looking statements included in this communication are made only as of the date hereof. Revance assumes no obligation and does not intend to update these forward-looking statements, except as required by law.